EXHIBIT 3.1

RESTATED AND AMENDED CERTIFICATE OF INCORPORATION

SOUTHCORP CAPITAL, INC.

ARTICLE I: The name of the corporation shall be Southcorp Capital, Inc.

ARTICLE II: Its registered officer in the State of Delaware is to be located at 108 West 13th Street, Wilmington, County of New Castle, Delaware, 19801. The name of its registered agent at such address is Business Filings Incorporated.

ARTICLE III: The purpose or purposes of the corporation shall be: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV: (a) The total number of shares of all classes of stock that the Corporation is authorized to issue is 800,000,000, of which 750,000,000 shares shall be Common Stock, and 50,000,000 shall be Preferred Stock. Each share of Common Stock shall have a par value of $.0001. Each share of Preferred Stock shall have a par value of $0.0001.

(b) The following is a description of each class of stock of the Corporation with the preferences, conversion and other rights:

FIRST: The Common Stock shall have the voting rights such that each share of Common Stock duly authorized, issued and outstanding shall be entitle its holder to one vote.

SECOND: Notwithstanding any provision of this Certificate of Incorporation to the contrary, the affirmative vote of a majority of all the votes entitled to be cast on the matter shall be sufficient, value and effective, after due authorization, approval or advice of such action by the Board of Directors, as required by law, to approve and authorize the following acts of the Corporation:

(i)	any amendment of this Certificate of Incorporation

(ii)	the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation.

(iii)	the sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Corporation, including its good will and franchises

(iv)	the participation by the Corporation in a share exchange (as defined in Delaware General Corporation Law);

(v)	the voluntary or involuntary liquidation, dissolution or winding-up of or the revocation of any such proceeding relating to the Corporation

THIRD: Section 1. Designation and Amount.

There shall have series of the voting preferred stock of the Company which shall be designated as the “Series C Preferred Stock,”, $0.0001 par value, and the number of shares constituting such series shall be Twenty-Three Million (23,000,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however that no decrease shall reduce the number of shares of Series C Preferred Stock to a number less than that of the shares then outstanding.

Section 2. Dividends and Distributions.

Subject to the rights of the holders of any shares of any series of preferred stock of the Company ranking prior and superior to the Series C Preferred Stock with respect to dividends, the holders of shares of Series C Preferred Stock, in preference to the holders of shares of Common Stock, $.0001 par value, of the Company and of any other junior stock, shall be entitled to receive, when as and if declared by the Board of Directors out of funds legally available for the purpose, dividends payable on the same basis of the Common Stock. That is, the Company shall declare a dividend or distribution on the Series C Preferred Stock simultaneously when it declares a dividend or distribution on the Common Stock.

Section 3. Voting Rights. The holders of shares of Series C Preferred Stock shall have the following voting rights:

(a) Each holder of Series C Preferred Stock shall be entitled to two hundred (200) votes for each share of Series C Preferred Stock standing in his name on the books of the Corporation.

(b) Unless otherwise required by the Delaware General Corporation Law, the Common Stock and the Series C Preferred Stock shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Corporation.

(c) Except as required by law, the consent of the holders of Series C Preferred Stock shall not be required for taking any corporate action.

FOURTH: Conversions. The Series C Preferred Stock may not be converted into Common Stock.

ARTICLE V: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

ARTICLE VI: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Corporation or its Stockholders, (ii) for acts or omission not in good faith or which intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of tis Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VII: No contract or other transaction between the Corporation and any other corporation, and no act of the Corporation shall in any way be affected or invalidated by the fact that any of the directors of the Corporation are pecuniarily or otherwise interested in or are directors or officers of such other corporation. Any director individually, or any firm of which such director may be a member, may be a party to or may be pecuniarily or otherwise interested in any contract or transaction of the Corporation, provided that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors, or a majority thereof; and any director of the Corporation, who is also a director or officer of such other corporation, or is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize such contract or transaction, and may vote thereat to authorize any such contract or transaction, with like force and effect, as if he were not such director or officer of such other corporation or not so interested.